Filed by Baytex Energy Corp.
(Commission File No. 1-32754)

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Ranger Oil Corporation
(Commission File No. 1-13283)

BAYTEX TO ACQUIRE EAGLE FORD OPERATOR RANGER OIL, ACCELERATES SHAREHOLDER RETURNS
AND INTRODUCES A DIVIDEND WITH ENHANCED FREE CASH FLOW

CALGARY, ALBERTA (February 28, 2023) - Baytex Energy Corp. ("Baytex", the “Company” or “we”) (TSX, NYSE: BTE) today announced that it has entered into a definitive agreement (the “Agreement”) to acquire Ranger Oil Corporation (“Ranger”) (NASDAQ: ROCC), a pure play Eagle Ford company (the “Acquisition”).

The total consideration to be paid by Baytex, including assumption of net debt, is approximately US$2.5 billion (C$3.4 billion). The transaction has been unanimously approved by the Boards of Directors of Baytex and Ranger and is expected to close late in the second quarter of 2023. Under the terms of the Agreement, Ranger shareholders will receive 7.49 Baytex shares plus US$13.31 cash, for each Ranger common share, for total consideration of approximately US$44.36 per share.

Commenting on the Acquisition, Eric T. Greager, President and Chief Executive Officer of Baytex, said: “The Ranger acquisition is strategic. We are acquiring a strong operating capability in the Eagle Ford, on-trend with our non-operated position in the Karnes Trough and driving meaningful per-share accretion on all metrics. The transaction more than doubles our EBITDA and nearly doubles our free cash flow. The Ranger inventory immediately competes for capital in our portfolio and brings 12 to 15 years of quality oil-weighted drilling opportunities. We are building quality scale and a more durable business with a lower break-even WTI price.”

“We are committed to enhancing direct shareholder returns, and through this transaction we are returning more value to our shareholders on a per-share basis. Upon closing of this transaction, we intend to initiate a dividend, which will be a key means of delivering reliable value to shareholders going forward. We are building an even stronger Canadian energy company with a high-quality diversified oil-weighted portfolio across the Western Canadian Sedimentary Basin and the Eagle Ford.”

Key Highlights

•	Accretive on key per share metrics(1), including adjusted funds flow(2) (24%), free cash flow(3) (20%) and production (12%).

•	Allows immediate step-up in direct shareholder returns to 50% of free cash flow.

•	Supports the introduction of a dividend and increased share buybacks.

•	Materially increases Eagle Ford scale while building a quality operating platform in a premier basin.

•	Enhances inventory with 741 net undrilled locations representing an inventory life of 12 to 15 years.

•	Creates a more resilient and sustainable business.

•	Reduces asset level free cash flow break-even price(3) by 15% to US$41/bbl.

•	Increases exposure to premium light oil U.S. Gulf Coast pricing and enhances operating netback.

•	Maintains financial strength with total debt to EBITDA(4) ratio(3)(5) of 1.0x.

•	Supports Baytex’s strong commitment to ESG performance with a 16% reduction in average GHG emissions intensity.

(1)	Accretion metrics based on the 12-month period from closing, July 1, 2023 to June 30, 2024, and the following commodity prices: WTI - US$75/bbl; MEH premium to WTI - US$2/bbl, WCS differential to WTI - US$17.50/bbl; NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35. Based on the weighted average common shares outstanding before and after giving effect to the Acquisition. Pro forma forecast production includes Baytex production of 88,000 to 90,000 boe/d (working interest) and Baytex’s internal estimate for Ranger production of 67,000 to 70,000 boe/d (working interest).

(2)	Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

(3)	Specified financial measure that does not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(4)	EBITDA is calculated in accordance with the credit facilities agreement which is available on SEDAR at www.sedar.com.

(5)	Total debt to EBITDA ratio based on estimated total debt for Baytex and Ranger on closing, including estimated transaction costs. EBITDA based on the 12-month period from closing, July 1, 2023 to June 30, 2024.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 2

Commenting on the transaction on behalf of Ranger, Darrin Henke, Chief Executive Officer, said: “I couldn’t be more proud of the Ranger team and the company we’ve built together. We expect that combining with the balance sheet strength, deep asset base, and operational excellence of Baytex will create a unique company of scale which will deliver sustained free cash flow growth and differentiated shareholder returns. We look forward to bringing together our complementary teams and assets to realize the long-term value of this combination for our shareholders.”

In addition, Edward Geiser, Chairman of Ranger’s Board and Managing Partner of Juniper Capital, added, “This transaction represents a leap forward in shareholder value creation potential and accelerates both companies' shareholder return strategies. We expect this combination will create a company that is exceptionally positioned for sustained shareholder returns.”

Strategic Rationale

•	Significant Accretion. The assets are being acquired at an attractive valuation and the Acquisition is immediately accretive to key metrics. Transaction metrics(1) are approximately 2.86x EBITDA(2) at US$75/bbl WTI and $50,000 per barrel of production per day (working interest) which drives 24% accretion to adjusted funds flow per share(3), 20% accretion to free cash flow per share(4) and 12% accretion to production per share. In addition, the Acquisition is 23% accretive to free cash flow per share for the remaining four years of our five-year plan period (2023 to 2026).

•	Enhanced Shareholder Returns. On closing of the transaction, Baytex intends to increase direct shareholder returns to 50% of free cash flow, introduce a dividend and increase share buybacks. Following closing of the transaction, management expects to recommend that the dividend, to be paid quarterly, be set at $0.0225 per share ($0.09 per share annualized), representing a dividend yield of approximately 1.6%(5)(6). The dividend is expected to be fully funded to US$47/bbl WTI.

•	Builds Quality Scale and an Operating Platform. The transaction materially increases Eagle Ford scale in Texas while building a quality operating platform in a premier basin. The transaction includes:

•	162,000 net acres in the crude oil window of the Eagle Ford shale, highly concentrated in Gonzales, Lavaca, Fayette and Dewitt counties and on-trend with Baytex's non-operated position in the Karnes Trough.

•	Production of 67-70 Mboe/d (working interest) that is 96% operated (72% light oil, 15% NGLs and 13% natural gas).

•	174 MMboe of proved reserves(7) (consisting of 120 MMbbls of tight oil, 27 MMbbls of NGLs and 162 Bcf of shale gas (working interest before the deduction of royalties).

•	258 MMboe of proved plus probable reserves(7) (consisting of 180 MMbbls of tight oil, 39 MMbbls of NGLs and 232 Bcf of shale gas (working interest before the deduction of royalties).

Baytex’s production is forecast to average 155,000 to 160,000 boe/d (52% light oil, 22% heavy oil, 11% NGLs and 14% natural gas) for the twelve-month period following closing. On a pro forma basis, Baytex is expected to generate annual EBITDA of approximately $2.4 billion(8) and annual free cash flow(4) of approximately $1.0 billion(8).

•	Enhances Inventory. Baytex estimates 741 net undrilled locations representing an inventory life of 12 to 15 years that immediately competes for capital in the Baytex portfolio. This includes 523 quality Lower Eagle Ford opportunities and 218 additional Upper Eagle Ford and Austin Chalk opportunities. Lower Eagle Ford locations are expected to generate IRRs greater than 75% and payouts of less than eighteen months at US$75/bbl WTI. Baytex believes it can grow production modestly from the acquired assets with two rigs and approximately 50 to 55 net wells per year.

(1)	Transaction metrics based on a total transaction value of C$3.4 billion, using the trailing 5-day volume weighted average price as of February 24, 2023 for Baytex trading on all Canadian exchanges, and production of 67 to 70 Mboe/d (working interest) and EBITDA of C$1.2 billion for the 12-month period from closing, July 1, 2023 to June 30, 2024.

(2)	EBITDA is calculated in accordance with the credit facilities agreement which is available on SEDAR at www.sedar.com.

(3)	Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

(4)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(5)	Based on Baytex’s closing share price on February 24, 2023 of $5.74.

(6)	Refer to the Dividend Advisory section in this press release for further information.

(7)	Ranger’s year-end 2022 reserves were evaluated by McDaniel & Associates Consultants Ltd. (“McDaniel”), an independent qualified reserves evaluator, as at December 31, 2022 with an effective date of December 31, 2022, in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook").

(8)	Based on the 12-month period from closing, July 1, 2023 to June 30, 2024, and the following commodity prices: WTI - US$75/bbl; MEH premium to WTI - US$2/bbl, WCS differential to WTI - US$17.50/bbl; NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 3

•	Creates a More Resilient Business. On a pro forma basis, Baytex’s operated production increases to 82% (70% previously) and its asset level free cash flow break-even price(1) improves by US$7/bbl to US$41/bbl WTI. The transaction provides increased exposure to premium U.S. Gulf Coast pricing. Baytex’s light oil production in the Eagle Ford increases to 42% of pro forma production (18% previously) which receives WTI plus approximately US$2/bbl price realizations. In addition, there is substantial infrastructure in place with low operating and transportation costs. On a pro forma basis, Baytex's revenue per boe(2)(3) increases 7% and operating netback per boe(1) increases 12%.

•	Maintains Balance Sheet Strength and Financial Flexibility. On closing of the transaction, Baytex’s Revolving Credit Facility will increase to US$1.0 billion (US$850 million previously) and the company will maintain strong liquidity. Baytex’s total debt to EBITDA(4) ratio(1) is forecast to be 1.0x at US$75/bbl WTI. As part of this transaction, Baytex expects to pursue a financing structure which will include senior notes. In conjunction with the Acquisition, Baytex expects to have approximately 40% of net crude oil exposure hedged for the twelve-month period post-closing.

•	Commitment to Strong ESG Performance. Baytex will continue to pursue ESG excellence while integrating Ranger’s assets and operations. The Ranger acquisition reduces Baytex’s average GHG emissions intensity by 16%.

•	Disciplined Leadership and Governance. The combined business will continue to be led by the Baytex executive team and Board of Directors. Baytex intends to add one senior operational leader to the Baytex leadership team and retain the Ranger teams operating in Houston. At closing, Baytex intends to appoint Jeffrey E. Wojahn and one additional independent director from the Ranger Board of Directors to the Baytex Board of Directors.

Enhanced Return of Capital Framework

In conjunction with the closing of the Acquisition, Baytex intends to increase direct shareholder returns to 50% of free cash flow, introduce a dividend and increase share buybacks. This enhanced shareholder return framework is supported by the strong free cash flow accretion from the Acquisition, the creation of a more resilient and sustainable business and a healthy balance sheet.

Following closing of the transaction, management expects to recommend that the dividend, to be paid quarterly, be set at $0.0225 per share ($0.09 per share annualized), representing a dividend yield of approximately 1.6%(5)(6). If declared by the Baytex Board of Directors, the initial dividend is expected to be paid in October 2023 and would represent 4% of adjusted funds flow(7) and 8% of free cash flow(1) at US$75 WTI. The dividend is expected to be fully funded to US$47/bbl WTI.

Following completion of the Acquisition, Baytex’s balance sheet will remain a priority with a newly established total debt(1) target of $1.5 billion, representing approximately 1x total debt to EBITDA at US$50/bbl WTI. Upon achieving this total debt level, Baytex intends to increase direct shareholder returns to 75% of free cash flow.

Board of Directors and Management

The combined organization will be led by Eric T. Greager, President and Chief Executive Officer of Baytex and the Baytex leadership team. Baytex intends to add one senior operational leader to the Baytex leadership team and retain the Ranger teams operating in Houston. At closing, Baytex intends to appoint Jeffrey E. Wojahn and one additional independent director from the Ranger Board of Directors to the Baytex Board of Directors.

Transaction Details

Under the terms of the Agreement, Ranger shareholders will receive 7.49 Baytex shares plus US$13.31 cash, for each Ranger common share, for total consideration of approximately US$44.36 per share. This represents a 7.6% premium based on the five-day volume weighted average price of Baytex.

The total transaction value is approximately US$2.5 billion (C$3.4 billion), including net debt(7) of approximately US$650 million estimated on closing. The cash portion of the acquisition is expected to be funded, in part, through expanded credit facilities and the issuance of debt securities.

(1)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(2)	Based on the 12-month period from closing, July 1, 2023 to June 30, 2024, and the following commodity prices: WTI - US$75/bbl; MEH premium to WTI - US$2/bbl, WCS differential to WTI - US$17.50/bbl; NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35.

(3)	Revenue per boe is calculated as petroleum and natural gas sales divided by barrels of oil equivalent production volume for the applicable period.

(4)	EBITDA is calculated in accordance with the credit facilities agreement which is available on SEDAR at www.sedar.com.

(5)	Based on Baytex’s closing share price on February 24, 2023 of $5.74.

(6)	Refer to the Dividend Advisory section in this press release for further information.

(7)	Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 4

In connection with the Acquisition, Baytex has entered into a debt commitment letter with Canadian Imperial Bank of Commerce (“CIBC”), Royal Bank of Canada ("RBC") and The Bank of Nova Scotia (“BNS”) to provide aggregate debt commitments of US$1.75 billion, which are expected to be comprised of a US$1.0 billion revolving credit facility (“Revolving Credit Facility”), a US$250 million term loan (“Term Loan”) and a US$500 million 364-day bridge facility (“Bridge Facility”). The Bridge Facility will provide financing to backstop an anticipated issuance of new debt securities prior to closing of the Acquisition. The debt commitments provide Baytex with the ability to optimize its capital structure, which includes the redemption of Ranger’s outstanding senior notes, while maintaining adequate go-forward liquidity.

The transaction is subject to the approval by a majority of the votes cast by the holders of Ranger’s common stock at a special meeting of the Ranger stockholders held for that purpose. Affiliates of Juniper Capital Advisors (“Juniper”) own approximately 54% of Ranger’s common stock and have entered into a support agreement with Baytex pursuant to which Juniper has agreed to vote all of the Ranger common stock it owns in favour of the transaction.

The closing of the Acquisition is subject to the satisfaction of customary closing conditions, including the approval by Baytex's shareholders of the issuance of Baytex shares as consideration for the Acquisition, approval by the holders of Ranger's common stock, the expiration of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Baytex’s Registration Statement becoming effective under the U.S. Securities Act of 1933, as amended, and the Baytex common shares issued pursuant to the Agreement being approved for listing on the New York Stock Exchange and the Toronto Stock Exchange.

Baytex Pro Forma

Equity Value (1)	$5.0 billion
Enterprise Value (2)	$7.6 billion

Common Shares Outstanding	864 million

Production (3)	155 - 160 Mboe/d
Oil and NGLs	85%

Financial (4)
EBITDA (5)	$2.4 billion
Adjusted Funds Flow (6)	$2.2 billion
Free Cash Flow (7)	$1.0 billion

Reserves at December 31, 2022 (8)
Proved	438 MMboe
Proved Plus Probable	696 MMboe

Notes:

(1)	Based on Baytex’s closing share price on February 24, 2023 of $5.74.

(2)	Pro forma enterprise value based on estimated net debt on closing, inclusive of transaction costs. Enterprise value is calculated as market capitalization plus net debt and is used to assess the valuation of the Company.

(3)	Pro forma production includes Baytex production of 88 to 90 Mboe/d (working interest) and Baytex’s internal estimate for Ranger production of 67 to 70 Mboe/d (working interest).

(4)	Based on the 12-month period from closing, July 1, 2023 to June 30, 2024, and the following commodity prices: WTI - US$75/bbl; MEH premium to WTI - US$2/bbl, WCS differential to WTI - US$17.50/bbl; NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35.

(5)	EBITDA is calculated in accordance with the credit facilities agreement which is available on SEDAR at www.sedar.com.

(6)	Capital management measure. Refer to the Specified Financial Measures section in this press release for further information.

(7)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this press release for further information.

(8)	Reserves of Baytex and Ranger are working interest reserves as of December 31, 2022, as evaluated by McDaniel, an independent qualified reserves evaluator, with an effective date of December 31, 2022. The pro forma reserves are the sum of the two reserves reports. Baytex did not construct a consolidated reserves report of the combined assets and did not engage McDaniel to produce such a report. The actual reserves of the combined company, if evaluated as of December 31, 2022, may differ from the pro forma reserves presented. See the Advisory Regarding Oil and Gas Information section in this press release for a summary of reserves by product type.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 5

2023 Guidance

Following closing of the Acquisition, Baytex will provide revised guidance for full-year 2023. The guidance will include a full update incorporating the Acquisition and any modifications to Baytex’s current asset plans.

Lock-Up Period

At closing, Baytex will enter into a hold period agreement with Juniper. Of the Baytex shares issued to Juniper, one-third will be subject to a three-month escrow period, one-third will be subject to a six-month escrow period and one-third will be subject to a nine-month escrow period.

Financial and Legal Advisors

CIBC Capital Markets and RBC Capital Markets are acting as financial advisors to Baytex. CIBC Capital Markets has also provided a verbal opinion to Baytex’s Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Baytex, pursuant to the Acquisition, is fair from a financial point of view to Baytex. Scotiabank is acting as strategic advisor to Baytex. Vinson & Elkins LLP and Burnet, Duckworth & Palmer LLP are serving as Baytex’s legal counsel.

CIBC, RBC, and BNS are acting as Joint Bookrunners on the Revolving Credit Facility and Term Loan, while CIBC and RBC are acting as Joint Bookrunners on the Bridge Facility.

BofA Securities, Inc. and Wells Fargo Securities, LLC are acting as financial advisors to Ranger. Kirkland & Ellis LLP is serving as Ranger's legal counsel and Stikeman Elliott LLP is serving as Ranger's Canadian legal counsel.

Conference Call Today 6:00 a.m. MST (8:00 a.m. EST)

Baytex will host a conference call today, February 28, 2023, starting at 6:00am MST (8:00am EST). To participate, please dial toll free in North America 1-800-319-4610 or international 1-416-915-3239. Alternatively, to listen to the conference call online, please enter http://services.choruscall.ca/links/baytex20230228.html in your web browser.

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "believe", "continue", ""estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the Acquisition, the expected closing of the Acquisition and the timing thereof; the expected financial effects of the Acquisition, including the expected accretion to adjusted funds flow, free cash flow and production, the expected impact on break-even price, our debt levels and leverage ratio, the expected impact on EBITDA and expected single-well IRRs and paybacks; the expected operational impacts of the Acquisition, including the number of locations to be drilled and the level of oil and natural gas production from wells on the acquired acreage; and expected plans as a result of the transaction, including increasing direct shareholder returns to 50% of free cash flow, instituting a dividend and maintaining or increasing share buybacks; the strategic rationale for the acquisition; increased Eagle Ford scale, enhanced inventory and increased shareholder returns; the anticipated introduction of a quarterly dividend upon completion of the Acquisition; the anticipated composition of the Baytex board of directors following the Acquisition; and other similar matters. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the consummation and success of the transaction and our ability to successfully integrate the acquired business into our existing operations; the timing of receipt of regulatory and shareholder and stockholder approvals; the ability of the combined business to realize the anticipated benefits of the transaction; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax, carbon tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 6

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to obtain stockholder, shareholder, and regulatory approvals, if any, of the transaction; the ability to complete the transaction on anticipated terms and timetable; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Baytex and Ranger; the volatility of oil and natural gas prices and price differentials (including the impacts of rising macroeconomic uncertainties and geopolitical tensions, including Russia's invasion of Ukraine, and Covid-19); restrictions or costs imposed by climate change initiatives and the physical risks of climate change; risks associated with our ability to develop our properties and add reserves; the impact of an energy transition on demand for petroleum productions; changes in income tax or other laws or government incentive programs; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; the availability and cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; risks associated with large projects; costs to develop and operate our properties; public perception and its influence on the regulatory regime; current or future control, legislation or regulations; new regulations on hydraulic fracturing; restrictions on or access to water or other fluids; regulations regarding the disposal of fluids; risks associated with our hedging activities; the impact of elevated levels of inflation and government policies aimed at reducing them, such as rising interest rates; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; results of litigation; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks of counterparty default; the impact of Indigenous claims; risks associated with expansion into new activities; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control.

The future acquisition by Baytex of its common shares pursuant to a share buyback program, if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on the Company under applicable corporate law and receipt of regulatory approvals. There can be no assurance that the Company will buyback any shares of the Company in the future.

These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission on February 23, 2023 and in our other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to, estimated EBITDA, free cash flow and adjusted funds flow, and the estimate dividend payable by the Company, all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth herein. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations following completion of the transaction. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

All dollar amounts in this press release are stated in Canadian dollars unless otherwise specified.

Dividend Advisory

The Company's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the common shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board of Directors of Baytex and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that the Company will pay dividends following completion of the transaction.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 7

Specified Financial Measures

In this press release, we refer to certain specified financial measures (such as free cash flow, free cash flow per share, total debt, total debt to EBITDA ratio, operating netback per boe and asset level free cash flow break-even price) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. There are no significant differences in the calculations between historical and forward-looking specified financial measures. This press release also contains the terms "adjusted funds flow" and "net debt" which are considered capital management measures. We believe that inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Baytex.

Non-GAAP Financial Measures

Free cash flow

Free cash flow referred to in this press release is a forward-looking non-GAAP measure that is calculated consistently with the measures disclosed in the Company’s MD&A. The most directly comparable financial measure for free cash flow disclosed in the Company's primary financial statements is cash flow from operating activities. For the year-ended December 31, 2022, cash flow from operating activities and free cash flow were $1.2 billion and $621.5 million, respectively. For information on the composition of free cash flow and how the Company uses this measure, refer to the “Specified Financial Measures” section of the MD&A for the period ended December 31, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com.

Total debt

Total debt is used to assess the Company’s liquidity position at a point in time. Total debt is comprised of the credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs.

The following table summarizes our calculation of total debt.

($ thousands)	December 31, 2022
Credit facilities	$383,031
Unamortized debt issuance costs - Credit facilities (1)	2,363
Long-term notes	547,598
Unamortized debt issuance costs - Long-term notes (1)	6,999
Total debt	$939,991

(1)	Unamortized debt issuance costs were obtained from Note 7 Credit Facilities and Note 8 Long-term Notes from the Consolidated Financial Statements for the year ended December 31, 2022.

Non-GAAP Financial Ratios

Free cash flow per share

Free cash flow per share is used to evaluate the Company's financial performance and to assess the cash available for debt repayment, common share repurchases, dividends and acquisition opportunities on a per share basis. This ratio is calculated as free cash flow divided by the weighted average common shares outstanding for the applicable period.

Total debt to EBITDA ratio

Total debt to EBITDA ratio is used to monitor future liquidity requirements and is calculated as total debt divided by EBITDA. EBITDA is calculated in accordance with the terms of the credit facilities agreement.

Asset level free cash flow break-even price

Asset level free cash flow break-even price represents the benchmark WTI price ($US/bbl) required to generate free cash flows equal to zero and is used by management to assess the financial flexibility for capital allocation.

Operating netback per boe

Operating netback per boe referred to in this press release is a forward-looking non-GAAP financial ratio that is calculated consistently with the measure disclosed in the Company’s MD&A. The most directly comparable financial measure for operating netback disclosed in the Company's primary financial statements is petroleum and natural gas sales. For the year-ended December 31, 2022, petroleum and natural gas sales and operating netback were $2.9 billion and $1.7 billion, respectively. For information on the composition of operating netback per boe and how the Company uses this measure, refer to the “Specified Financial Measures” section of the MD&A for the period ended December 31, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 8

Capital Management Measures

Net debt and adjusted funds flow

Net debt and adjusted funds flow referred to in this press release are calculated consistently with the measures disclosed in the Company’s MD&A. The most directly comparable financial measures for net debt and adjusted funds flow disclosed in the Company's primary financial statements are credit facilities and cash flow from operating activities, respectively. For the year-ended December 31, 2022, credit facilities and cash flow from operating activities were $383.0 million and $1.2 billion, respectively. For the year-ended December 31, 2022, net debt and adjusted funds flow were $987.4 million and $1.2 billion, respectively. For information on the composition of these measures and how the Company uses them, refer to the “Specified Financial Measures” section of the MD&A for the period ended December 31, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com.

Advisory Regarding Oil and Gas Information

The reserves information contained herein have been prepared in accordance with NI 51-101. The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts, including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods, is required to properly use and apply reserves definitions.

The recovery and reserves estimates described herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves and future production from such reserves may be greater or less than the estimates provided herein. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. Complete NI 51-101 reserves disclosure for year-end 2022 have been included in Baytex's Annual Information Form for the year ended December 31, 2022 and filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission on February 23, 2023.

The Baytex and Ranger reserves reports disclosed herein were prepared using the average commodity price forecasts and inflation rates of McDaniel, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited as of January 1, 2023.

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release discloses drilling inventory and potential drilling locations that have associated proved and/or probable reserves based on the evaluations of Baytex's and Ranger's reserves prepared by McDaniel in accordance with NI 51-101 and the COGE Handbook. Drilling inventory and drilling locations refers to Baytex's proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in our inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. There is no certainty that the Company will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which the Company will actually drill wells is ultimately dependent upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production. We have not risked potential drilling locations, and actual locations drilled and quantities that may be ultimately recovered may differ substantially from estimates. We make no commitment to drill all of the drilling locations that have been identified. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling, and production costs, availability of drilling and completion services and equipment, drilling results, lease expirations, regulatory approvals, and geological and mechanical factors. Estimates of reserves, type/decline curves, per well economics, and resource potential may change significantly as development of our oil and gas assets provides additional data. Additionally, internal rates of return disclosed herein are calculated solely based on drilling and completion costs per well and lease operating expenses and do not include other costs such as land acquisition costs, general and administrative expenses, or other costs and expenses.

In the Eagle Ford, Baytex’s net drilling locations include 110 proved and 54 probable locations as at December 31, 2022 and 36 unbooked locations. In the Viking, Baytex’s net drilling locations include 856 proved and 219 probable locations as at December 31, 2022 and 536 unbooked locations. In Peace River (including Clearwater), Baytex’s net drilling locations include 66 proved and 54 probable locations as at December 31, 2022 and 344 unbooked locations. In Lloydminster, Baytex’s net drilling locations include 80 proved and 64 probable locations as at December 31, 2022 and 360 unbooked locations. In the Duvernay, Baytex’s net drilling locations include 19 proved and 14 probable locations as at December 31, 2022 and 175 unbooked locations.

This press release contains certain oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Baytex's performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. "Payout" is calculated as the period of time by which all costs of drilling, completions, and tie-in for a well or wells have been recovered from the sale of production (net of operating costs and royalties) from a well or wells. "Internal rate of return" or 'IRR" is calculated as the discount factor applied to future cash flows at which the net present value is calculated to be zero.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 9

Throughout this press release, “oil and NGL” refers to heavy crude oil, bitumen, light and medium crude oil, tight oil, condensate and natural gas liquids (“NGL”) product types as defined by NI 51-101. The NI 51-101 product types are included as follows: “Heavy Crude Oil” - heavy crude oil and bitumen, “Light and Medium Crude Oil” - light and medium crude oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.

Reserves disclosed throughout this press release are based on Baytex's working interest reserves as of December 31, 2022, as evaluated by McDaniel, an independent qualified reserves evaluator, with an effective date of December 31, 2022 and Ranger's working interest reserves as of December 31, 2022, as evaluated by McDaniel, an independent qualified reserves evaluator with an effective date of December 31, 2022. The pro forma reserves is the sum of the two reserves reports. Baytex did not construct a consolidated reserves report of the combined assets and did not engage an independent reserves evaluator to produce such a report. The actual reserves of the combined company, if evaluated as of December 31, 2022, may differ from the pro forma reserves presented.

	Light and Medium Crude Oil	Tight Oil	Heavy Crude Oil	Bitumen	Total Crude Oil	Natural Gas Liquids (1)	Conventional Natural Gas (2)	Shale Gas	Total (3)
Reserves Summary (working interest)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mboe)
Proved
Baytex	41,951	48,563	51,058	4,608	146,180	69,765	86,872	202,967	264,251
Ranger	—	120,351	—	—	120,351	27,067	—	162,320	174,471
Proved	41,951	168,914	51,058	4,608	266,531	96,832	86,872	365,287	438,722

Proved Plus Probable
Baytex	63,832	69,283	85,584	50,359	269,057	98,493	132,658	287,600	437,593
Ranger	—	180,316	—	—	180,316	39,075	—	232,174	258,087
Proved Plus Probable	63,832	249,599	85,584	50,359	449,374	137,568	132,658	519,774	695,680

Notes:

(1)	Natural Gas Liquids includes condensate.

(2)	Conventional Natural Gas includes associated, non-associated and solution gas.

(3)	Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

No Offer or Solicitation

This communication relates to the proposed merger transaction between Baytex and Ranger. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the transaction, Baytex intends to file a copy of the merger agreement on its profile on SEDAR (www.sedar.com). Further, Baytex intends on mailing to its shareholders a management information circular and other relevant documents as of the record date established for voting on the Baytex shares to be issued pursuant to the transaction, which will contain important information about the transaction and related matters. Shareholders of Baytex are advised to read, when available, the management information circular in connection with Baytex’s solicitation of proxies for the meeting of Baytex shareholders to approve the transaction. When finalized, the management information circular will be mailed to Baytex shareholders as of a record date to be established for voting on the transaction. Baytex shareholders will also be able to obtain copies of the management information circular on Baytex's SEDAR profile (www.sedar.com).

Important Additional Information and Where to Find it

In connection with the proposed Transaction, Baytex intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Transaction. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Baytex and Ranger once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Baytex Energy Corp.
Press Release – February 28, 2023	Page 10

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Baytex's shareholders and the solicitation of proxies from Ranger's shareholders, in each case with respect to the Acquisition. Information about Baytex's directors and executive officers is available in the Annual Information Form published February 23, 2023 and in the proxy statement/prospectus (when available). Information about the Ranger's directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Acquisitions when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 84% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com